January 11, 2008
Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Wachovia Corporation 2006 Annual Report on Form 10-K File No. 1-10000
Dear Mr. Vaughn:
     Wachovia Corporation (“Wachovia” or “the company”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated January 8, 2008, regarding the above-referenced annual report. Enclosed herewith is Wachovia’s response to the Commission’s comment. For your convenience, Wachovia has restated the staff’s comment and has included its response accordingly.
Form 10-K for the Fiscal Year Ended December 31, 2006
Financial Statements
1.	We note your response to comment five from our letter dated October 10, 2007 regarding your cash flow hedging strategies using the first payments approach. In light of the FASB’s project on Statement 133 Hedging, which is considering certain aspects of dedesignation and redesignation, we will defer further consideration of this issue at this time. We may have comments at a future date.

Wachovia Response:

Wachovia acknowledges that the Staff is deferring further consideration of this issue at this time in light of the FASB’s project on Statement 133 Hedging, but that the Staff may have comments in the future.

While Wachovia continues to believe that its accounting is in accordance with Statement 133, Wachovia plans to closely monitor the FASB’s project on Statement 133 with particular focus on dedesignation and redesignation.
*            *            *
Wachovia acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the SEC staff should have any questions regarding our responses, please do not hesitate to contact me at (704) 383-3021.
Very truly yours,
/s/ Peter M. Carlson
Peter M. Carlson
Senior Vice President and
     Principal Accounting Officer

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